Arden Hills,  Minnesota,  July 9 -- Control Data Systems, Inc.
(Nasdaq: CDAT) and CDSI Holding Corporation (CDSI Holding), a company formed at the direction of Welsh, Carson, Anderson & Stowe (WCAS), jointly announced today that they have signed a definitive merger agreement for CDSI Holding to acquire all of the outstanding common shares of Control Data at a price of $20.25 per share.

                  Under the terms of the merger agreement, which was unanimously approved by the boards of directors of Control Data Systems and CDSI Holding, CDSI Holding, through a subsidiary, will promptly commence a tender offer to purchase all of the outstanding shares of Control Data. The cash tender offer will be followed by a cash merger to acquire all shares not tendered, also at a price of $20.25 per share.

                  The tender offer is expected to commence on July 15, 1997. The cash tender offer is subject to receipt by the offeror of at least 51 percent of the fully diluted shares of common stock of Control Data Systems, as well as the satisfaction of various other conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.

                  "The board and management of Control Data Systems fully endorse this proposed acquisition," said Jim Ousley, Control Data president and CEO. Control Data Systems was formed in August 1992 through a stock dividend to the shareholders of the original Control Data Corporation, now Ceridian Corporation.

                  Control Data Systems is a global software and services company dedicated to helping organizations integrate the enterprise-wide systems required to create, transmit, access and control electronic information. With its Rialto brand of directory-enabled software tools and services, the company is focused on the architecture, implementation and lifetime support of digital commerce and enterprise-wide client-server solutions for business and government.

                  WCAS is one of the country's leading private investment firms. It focuses on two primary industries: health care and information services. The companies in its portfolio have combined revenues of more than $9 billion.

                  Contact: Tom Charland, Media Relations, 612-415-4229, or Jim McLendon, Investor Relations, 612-415-4469, both of Control Data Systems, Inc.